02029622

ARIS

P.E. 12/31/01

HEARTLAND BANCSHARES, INC.

2001 ANNUAL REPORT

Heartland Bancshares, Inc.

Heartland Bancshares was incorporated in Florida in August 1998 to serve as a holding company for Heartland National Bank, a national banking association then in organization. Heartland National Bank opened for business in September 1999, and presently operates three banking offices in Highlands County, Florida. Heartland National Bank is a full service commercial bank, without trust powers. The bank offers a full range of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest bearing statement savings accounts, certificates of deposit, commercial loans, real estate loans, home equity loans and consumer/installment loans. In addition, Heartland National Bank provides such consumer services as U.S. Savings Bonds, travelers checks, cashiers checks, safe deposit boxes, bank by mail services, direct deposit and automatic teller services.

Heartland Bancshares was incorporated as a mechanism to enhance Heartland National Bank's ability to serve its customers' requirements for financial services. The holding company structure provides flexibility for expansion of Heartland Bancshares' banking business through acquisition of other financial institutions and provision of additional banking-related services which a traditional commercial bank may not provide under present laws. For example, banking regulations require that a national bank maintain a minimum ratio of capital to assets. In the event that Heartland National Bank's growth is such that this minimum ratio is not maintained, Heartland Bancshares may borrow funds, subject to the capital adequacy guidelines of the Federal Reserve Board, and contribute them to the capital of Heartland National Bank or raise capital otherwise in a manner which is unavailable to Heartland National Bank, under existing banking regulations.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Management has endeavored in its communications, its Form 10-KSB and this Annual Report to highlight the trends and factors that might have an impact on Heartland Bancshares and the industry in which Heartland Bancshares competes. Any "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "estimate," "anticipate," "believe," "target," "plan," "project," or "continue" or the negatives thereof or other variations thereon or similar terminology, are made on the basis of management's plans and current analyses of Heartland Bancshares, its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect, Heartland Bancshares' financial performance and could cause actual results for fiscal 2002 and beyond to differ materially from those expressed or implied in such forward-looking statements. Heartland Bancshares does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Heartland Bancshares, Inc.

March 30, 2002

Dear Shareholders, Clients and Friends:

2001 has been an exciting, yet challenging year for us all.

The terrorist attack on September 11th and its impact on our lives, our country and the financial markets will be remembered forever. Additionally, 2001 presented banks with an interest rate risk environment that included eleven (11) rate decreases during the year. Even with these unprecedented events, we are pleased to report that the bank continues to experience excellent growth and ended the year meeting the financial goals set by the Board of Directors.

The bank ended 2001 with total assets of $66,256,270, a 38 % increase over 2000. Total deposits grew during 2001 from $41,866,879 at December 31, 2000 to $60,171,903 million as of December 31, 2001, an increase of $18,305,024, or 44%. Loan growth, fueled by a strong local economy, experienced a $17,857,313 increase over year-end 2000, closing 2001 at $36,159,275.

On March 26, 2001, we opened the Avon Park office, strategically positioning the bank to serve the financial needs of all of Highlands County. The acceptance and support received from the community has been gratifying as the growth of the office continues to meet expectations.

As we enter our 3rd full year of operation, we are optimistic that the bank is positioned to differentiate itself as Highlands County's premier banking organization. We are proud of an experienced and professional staff that enjoys providing customers with financial services in a manner that exceeds expectations. This culture will ensure the bank's success, improve financial performance with strong earning growth and enhance shareholder value.

We thank our shareholders, customers and friends for their tremendous support and the confidence you have shown by being owners and customers of Heartland National Bank. We believe the condition of our Company is strong and that its future is bright. As we move into 2002, we look forward to continuing to serve the financial needs of Highlands County.

Edward L. Smoak
Chairman of the Board

James C. Clinard
President & CEO

Market for the Company's Common Stock and Related Security Holder Matters

During the period covered by this report and to date, there has been no established public trading market for Heartland Bancshares' common stock. As of March 1, 2002, there were 419 holders of record of Heartland Bancshares' common stock.

To date, Heartland Bancshares has not paid any dividends on its common stock. It is the policy of the Board of Directors of Heartland Bancshares to reinvest earnings for such period of time as is necessary to ensure the success of the operations of Heartland Bancshares and of Heartland National Bank. There are no current plans to initiate payment of cash dividends, and future dividend policy will depend on Heartland National Bank's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors of Heartland Bancshares.

Heartland National Bank is restricted in its ability to pay dividends under the national banking laws and by regulations of the OCC. Pursuant to 12 U.S.C. § 56, a national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits, subject to other applicable provisions of law. Payments of dividends out of undivided profits is further limited by 12 U.S.C. § 60(a), which prohibits a bank from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus not less than one-tenth of the bank's net income for the preceding two consecutive half-year periods (in the case of an annual dividend). Pursuant to 12 U.S.C. § 60(b), the approval of the OCC is required if the total of all dividends declared by Heartland National Bank in any calendar year exceeds the total of its net income for that year combined with its retained net income for the preceding two years, less any required transfers to surplus.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of Heartland Bancshares' financial condition and results of operations should be read in conjunction with Heartland Bancshares' consolidated financial statements, related notes and statistical information included elsewhere herein.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

During 2001, Heartland National Bank continued to grow. Total assets of Heartland Bancshares grew from $47.9 million at December 31, 2000 to $66.3 million at December 31, 2001, and Heartland Bancshares' net income for 2001 was $15,812, or $.02 per share, as compared to a net loss of $228,411, or $.35 per share, during 2000.

Net Interest Income

Net interest income is the principal component of Heartland National Bank's income stream and represents the difference between interest and certain fee income generated from earning assets and the interest expense paid on deposits and other borrowed funds. Fluctuations in interest rates, as well as volume and mix changes in earning assets and interest-bearing liabilities, can materially impact net interest income. Heartland National Bank has no investments in tax-exempt securities and, accordingly, no adjustment is necessary to facilitate comparisons on a taxable equivalent basis.

The following table sets forth, for the period indicated, certain information related to the Heartland Bancshares' average balance sheet, its yields on average earning assets and its average rates on interest-bearing liabilities. Such yields and rates are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from the daily balances throughout the period indicated.

	Year Ended December 31, 2001			Year Ended December 31, 2000		
	Average Balance	Interest Income/ Expense	Yield	Average Balance	Interest Income/ Expense	Yield
ASSETS			(dollar amounts in thousands)			
Earning assets:						
Loans, net of deferred loan fees(1)	$26,008	$2,229	8.57%	$11,004	$1,114	10.12%
Investment securities(2)	15,451	915	5.92%	13,181	895	6.79%
Federal funds sold	10,429	431	4.13%	11,686	733	6.27%
Total earning assets	51,888	3,575	6.89%	35,871	2,742	7.64%
Cash and due from banks	2,007			1,596		
Premises and equipment, net	2877			2,753		
Other assets	741			609		
Allowance for loan losses	(302)			(155)		
Total assets	$57,211			$ 40,674		

	Year Ended December 31, 2001			Year Ended December 31, 2000		
	Average Balance	Interest Income/ Expense	Yield	Average Balance	Interest Income/ Expense	Yield
			(dollar amounts in thousands)			
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$6,867	$63	0.91%	$ 5,019	$70	1.39%
Savings deposits	2,456	47	1.91%	1,498	44	2.94%
Money market deposits	14,399	427	2.97%	10,670	488	4.57%
Certificates of deposit of $100,000 or more	6,973	354	5.08%	4,504	269	5.97%
Other time deposits	12,410	632	5.09%	7,033	388	5.52%
Sweep repurchase accounts	302	6	1.99%	0	0	0.00%
Total interest-bearing liabilities	43,407	1,529	3.52%	28,724	1,259	4.38%
Noninterest-bearing demand deposits	7,911			6,267		
Stock escrow liability	0			2,144		
Other liabilities	152			291		
Shareholders' equity	5,741			5,392		
Total liabilities and shareholders' equity	$57,211			$40,674		
Net interest income		$2,046			$1,483	
Net interest spread			3.37%			3.26%
Net interest margin			3.94%			4.13%

(1) During 2001, all loans were accruing interest.
(2) The yield on investment securities is computed based upon the average balance of investment securities at amortized cost and does not reflect the unrealized gains or losses on such investments.

Net yield on earning assets for the years ended December 31, 2001 and 2000 was 6.89% and 7.64%, respectively. The cost of funds was increased in order to obtain monies needed to fund the strong loan demand. However, despite the increased cost of funds, net interest income increased from $1,483 to $2,046. This increase is attributed to the significant increase in earning assets during 200Net yield on earning assets for the years ended December 31, 2001 and 2000 was 6.89% and 7.64%, respectively. The cost of funds was increased in order to obtain monies needed to fund the strong loan demand. However, despite the increased cost of funds, net interest income increased from $1,483 to $2,046. This increase is attributed to the significant increase in earning assets during 2001.

To counter potential declines in the net interest margin and the interest rate risk inherent in the balance sheet, Heartland National Bank periodically adjusts the rates and terms of its interest-bearing liabilities in response to general market rate changes and the competitive environment. Management monitors Federal funds sold levels throughout the year, investing any funds not necessary to maintain appropriate liquidity in higher yielding investments such as short-term U.S. government and agency securities. Heartland National Bank will continue to manage its balance sheet and its interest rate risk based on changing market interest rate conditions.

Rate/Volume Analysis of Net Interest Income

The effect on interest income, interest expense and net interest income in the periods indicated, of changes in average balance and rate from the corresponding prior period is shown below. The effect of a change in average balance (volume) has been determined by applying the average rate in the earlier period to the change in average balance in the later period, as compared with the earlier period. Changes resulting from average balance/rate variances are included in changes resulting from rate. The balance of the change in interest income or expense and net interest income has been attributed to a change in average rate.

	Year Ended December 31, 2001 compared with Year Ended December 31, 2000		
	Increase (decrease) due to:		
	Volume	Rate	Total
Interest earned on:		(in thousands)	
Taxable securities	$154	$(134)	$20
Federal funds sold	(79)	(223)	(302)
Net loans	1,518	(403)	1,115
Total interest income	$1,593	$(760)	$833
Interest paid on:			
NOW deposits and money market	$196	$(264)	$(68)
Savings deposits	28	(25)	3
Time deposits	444	(115)	329
Other borrowings	6	0	6
Total interest expense	674	(404)	270
Change in net interest income	$919	$(356)	$563

	Year Ended December 31, 2000 compared with Year Ended December 31, 1999			
	Increase (decrease) due to:			
	Volume	Rate/ Volume	Rate	Total
Interest earned on:		(in thousands)		
Funds with escrow agent	(95)	0	0	(95)
Taxable securities	793	78	2	873
Federal funds sold	461	57	24	542
Net loans	1,024	12	1	1,037
Total interest income	2,183	147	27	2,357
Interest paid on:				
NOW deposits and money market	391	89	26	506
Savings deposits	37	2	0	39
Time deposits	557	20	4	581
Other borrowings	(19)	0	0	(19)
Other liabilities	0	0	0	0
Total interest expense	966	111	30	1,107
Change in net interest income	$1,217	$36	$(3)	$1,250

Non-Interest Income

Non-interest income consists of revenues generated from a broad range of financial services, products and activities, including fee-based services, service fees on deposit accounts and other activities. In addition, gains realized from the sale of other real estate owned, and investments available for sale are included in non-interest income.

Non-interest income for the years ended December 31, 2001 and 2000 amounted to $413,858 and $128,797, respectively. As a percentage of average assets, non-interest income increased from .32% in

2000 to .72% in 2001. The increase in the amount of non-interest income during 2001 is primarily attributable to the gain on the sale of securities, as well as the increase in the number of deposit accounts and transactional volume.

The following table summarizes the major components of non-interest income for the years ended December 31, 2001 and 2000.

	Year ended December 31,	
	2001	2000
Service fees on deposit accounts	$181,345	$113,286
Miscellaneous, other	232,553	15,511
Total non-interest income	$413,898	$128,797

Non-Interest Expense

Non-interest expense increased from $1,860,499 during 2000 to $2,271,866 in 2001. As a percent of total average assets, non-interest expenses decreased from 4.58% to 3.97%. The primary reason for the increase in non-interest expense is the opening of the Avon Park office. Below are the components of non-interest expense for the years 2001 and 2000.

	Year ended December 31,	
	2001	2000
Salaries and benefits	$1,088,850	$863,143
Occupancy and equipment expense	399,361	368,911
Data and item processing	246,691	168,613
Supplies and printing	59,707	84,850
Advertising and public relations	60,381	38,782
Legal and professional	67,498	137,261
Other operating expenses	349,428	198,939
Total non-interest expense	$2,271,866	$1,860,499

Provision for Loan Losses

During 2001, the allowance for loan losses grew from $235,059 to $393,051. During 2001, the allowance for loan losses as a percent of gross loans decreased from 1.26% to 1.08%. Net charge-offs during 2001 amounted to $4,175, or 0.01% of loans. There were no charge-offs during 2000. As of December 31, 2001, management considers the allowance for loan losses to be adequate to absorb possible future losses. However, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions to the allowance will not be required.

Financial Condition

Loan Portfolio

The following table presents various categories of loans contained in Heartland National Bank's loan portfolio at December 31, 2001 and 2000:

	As of December 31,	
	2001	2000
Type of loan		
Commercial	$9,717,593	$9,119,116
Consumer	9,232,486	4,268,232
Real estate	17,602,247	5,307,665
Subtotal	36,552,326	18,695,013
Less: allowance for loan losses	(393,051)	(235,059)
Total (net of allowances)	$36,159,275	$18,459,954

The following is a presentation of an analysis of maturities of loans at December 31, 2001:

	Due in 1 year or less	Due after 1 to 5 years	Due after 5 years	Total
Type of loan		(in thousands)		
Commercial	$5,587	$4,131	$0	$9,718
Consumer	3,466	4,551	1,215	9,232
Real estate	3,261	11,560	2,781	17,602
Total	$12,314	$20,242	$3,996	$36,552

For the above loans, the following is a presentation of an analysis of sensitivities to changes in interest rates at December 31, 2001:

	Due in 1 year or less	Due after 1 to 5 years	Due after 5 years	Total
Type of Loan		(in thousands)		
Predetermined fixed interest rate	$1,971	$18,742	$502	$21,215
Floating interest rate	15,337	0	0	15,337
Total	$17,308	$18,742	$502	$36,552

As of December 31, 2001, all loans were accruing interest, no accruing loans were contractually past due 90 days or more as to principal and interest payments and no loans were impaired or defined as "troubled debt restructurings."

As of December 31, 2001, no loans were classified for regulatory purposes as doubtful, substandard or special mention which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. As of December 31, 2001, there were no loans with respect to which known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Accrual of interest is discontinued on a loan when management determines upon consideration of economic and business factors affecting collection efforts that collection of interest is doubtful. Interest accrual was not discontinued on any loans during 2001.

Summary of Loan Loss Experience

An analysis of Heartland National Bank's loan loss experience for fiscal 2001 and 2000 is furnished in the following table, as well as a breakdown of the allowance for possible loan losses:

Analysis of the Allowance for Possible Loan Losses

	Year ended December 31,	
	2001	2000
Balance at beginning of period	$235,059	$111,633
Charge-offs	(4,175)	0
Recoveries	0	0
Additions charged to operations	162,167	123,426
Balance at end of period	$393,051	$235,059
Ratio of net charge-offs during the period to average loans outstanding during the period	0.02%	0%

At December 31, 2001 and 2000 the allowance was allocated as follows:

	At December 31,			
	2001		2000	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(dollar amounts in thousands)			
Commercial	$92	26%	$43	49%
Consumer	138	25%	66	23%
Real Estate	17	49%	4	28%
Unallocated	146	N/A	122	N/A
Total	$393	100%	$ 235	100%

Loan Loss Reserve

In considering the adequacy of Heartland National Bank's allowance for possible loan losses, management has focused on the fact that as of December 31, 2001, 26% of outstanding loans are in the category of commercial loans. Commercial loans are generally considered by management as having greater risk than other categories of loans in Heartland National Bank's loan portfolio. However, 57% of the aggregate principal amount of these commercial loans at December 31, 2001 were made on a secured basis. Management believes that the secured condition of the preponderant portion of its commercial loan portfolio greatly reduces any risk of loss inherently present in commercial loans.

Heartland National Bank's consumer loan portfolio constitutes 25% of outstanding loans at December 31, 2001. At December 31, 2001 the majority of Heartland National Bank's consumer loans were secured by collateral primarily consisting of automobiles, boats and other personal property. Management believes that these loans involve less risk than commercial loans.

Real estate mortgage loans constituted 49% of outstanding loans at December 31, 2001. The loans in this category represent residential real estate mortgages where the amount of the original loan generally does not exceed 80% of the appraised value of the collateral. These loans are considered by management to be well secured with a low risk of loss.

Unsecured loans accounted for 31% of the commercial and consumer loans outstanding at December 31, 2001. By their nature, unsecured loans pose a higher risk than secured loans.

A review of the loan portfolio by an independent firm is conducted annually. The purpose of this review is to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. The review includes analyses of historical performance, the level of non-conforming and rated loans, loan volume and activity, review of loan files and consideration of economic conditions and other pertinent information. Upon completion, the report is approved by the Board and management of Heartland National Bank. In addition to the above review, Heartland National Bank's primary regulator, the OCC, also conducts an annual examination of the loan portfolio. Upon completion, the OCC presents its report of findings to the Board and management of Heartland National Bank. Information provided from the above two independent sources, together with information provided by the management of Heartland National Bank and other information known to members of the Board, are utilized by the Board to monitor, on a quarterly basis, the loan portfolio. Specifically, the Board attempts to identify risks inherent in the loan portfolio (e.g., problem loans, potential problem loans and loans to be charged off), assess the overall quality and collectibility of the loan portfolio, and determine amounts of the allowance for loan losses and the provision for loan losses to be reported based on the results of their review.

Deposits

The following table presents, for the years ended December 31, 2001 and 2000, the average amount of and average rate paid on each of the following deposit categories:

	Year ended December 31,			
	2001		2000	
	Average amount	Average rate paid	Average amount	Average rate paid
	(dollar amounts in thousands)			
Deposit Category				
Non-interest bearing demand deposits	$8,141	—	$6,267	—
NOW and money market deposits	$21,266	2.3%	$15,689	3.6%
Savings deposits	$2,456	1.9%	$1,498	2.9%
Time deposits	$19,383	5.1%	$1,538	5.7%

The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and respective maturities at December 31, 2001 and 2000:

	At December 31,			
	2001		2000	
	Amount	Average rate	Amount	Average rate
	(dollar amounts in thousands)			
Time Certificates of Deposit				
3 months or less	$3,856	4.36%	$1,377	5.47%
3-6 months	1,476	4.12%	1,136	6.13%
6-12 months	1,427	3.52%	1,749	6.11%
over 12 months	761	4.90%	741	6.26%
Total	$7,520	4.23%	$5,003	5.97%

Investment Portfolio

As of December 31, 2001, investment securities comprised approximately 26% of Heartland Bancshares' assets, federal funds sold comprised approximately 11% of Heartland Bancshares' assets, and net loans comprised approximately 55% of Heartland Bancshares' assets. Heartland National Bank invests primarily in direct obligations of the United States, obligations guaranteed as to principal and interest by the United States and obligations of agencies of the United States. In addition, Heartland National Bank enters into Federal Funds transactions with its principal correspondent banks, and acts as a net seller of such funds. The sale of Federal Funds amounts to a short-term loan from Heartland National Bank to another bank.

The following table presents the estimated fair value of Heartland National Bank's investments at December 31, 2001 and 2000. All securities held at December 31, 2001 and 2000 were categorized as available for sale.

	As of December 31,	
	2001	2000
Investments available for sale:		
Obligations of U.S. Treasury and other U.S. agencies	$17,062,206	$215,897,163
Equity securities	220,050	181,400
Total	$17,282,256	$16,078,563

Interest Rate Sensitivity

Net interest income, Heartland National Bank's primary source of earnings, fluctuates with significant interest rate movements. To lessen the impact of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitute interest rate sensitivity.

Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate sensitive assets and liabilities, at a given time interval. The general objective of gap management is to actively manage rate sensitive assets and liabilities so as to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate sensitive assets and liabilities as the exposure period is lengthened to minimize Heartland National Bank overall interest rate risks.

The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position at year-end 2001 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

	Within three months	After three months but within six months	After six months but within one year	After one year but within five years	After five years	Total
			(In thousands)			
EARNING ASSETS:						
Loans	$13,619	$1,957	$4,145	$16,489	$342	$36,552
Available-for-sale debt securities	1,005	0	227	11,286	4,544	$17,062
Federal funds sold	7,049	0	0	0	0	7,049
Total earning assets	$21,673	$1,957	$4,372	$27,775	$4,886	$60,663
SUPPORTING SOURCES OF FUNDS:						
Interest bearing demand deposits and savings	$27,069	$0	$0	$0	$0	$27,069
Certificates, less than $100M	5,652	4,231	1,749	1,751	0	13,383
Certificates, $100M and over	3,856	1,477	1,426	761	0	7,520
Total interest bearing liabilities	$36,577	$5,708	$3,175	$2,512	$0	$47,972
Interest rate sensitivity gap	(14,904)	(3,751)	1,197	$25,263	$4,886	$12,691
Cumulative gap	(14,904)	(18,655)	(17,458)	$7,805	$12,691	
Interest rate sensitivity gap ratio	(68.8%)	(191.7%)	27.4%	89.7%	100.0%	
Cumulative interest rate sensitivity gap ratio	(68.8%)	(78.9%)	(62.3%)	16.5%	20.9%	

As evidenced by the table above, at December 31, 2001, Heartland National Bank is cumulatively asset sensitive after one year. In an increasing interest rate environment, an asset sensitive position (a gap ratio of greater than 1.0%) is generally more advantageous since assets are repriced sooner than liabilities. Conversely, in a declining interest rate environment, a liability sensitive position (a gap of less than 1.0%) is generally more advantageous as liabilities are repriced sooner than assets. With respect to Heartland National Bank, an increase in interest rates would result in higher earnings while a decrease in interest rates will reduce earnings. This assumes, however, that all other factors affecting income remain constant.

As Heartland National Bank continues to grow, management will continuously structure its rate sensitivity position to best hedge against rapidly rising or falling interest rates. Heartland National Bank's Asset/Liability Committee meets on a quarterly basis and develops management's strategy for the upcoming period. Such strategy includes anticipations of future interest rate movements.

Liquidity

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. Heartland National Bank's liquidity position was initially established with the net proceeds of the sale of $6,502,000 of the common stock of Heartland Bancshares in its initial public offering. As Heartland National Bank grows, liquidity needs can be met either by converting assets to cash or by attracting new deposits. Bank deposits grew to $60.4 million at December 31, 2001. Below are the pertinent liquidity balances and ratios at December 31, 2001 and 2000.

	At December 31,	
	2001	2000
	(dollar amounts in thousands)	
Cash and cash equivalents	$9,204	$9,788
Securities available for sale	$17,062	$15,897
CDs over $100,000 to total deposits ratio	12%	12%
Loan to deposit ratio	61%	45%
Brokered deposits	$ 0	$ 0

Cash and cash equivalents are the primary source of liquidity. At December 31, 2001, cash and cash equivalents amounted to $9.2 million, representing 14% of total assets. Securities available for sale provide a secondary source of liquidity. $1.2 million in Heartland National Bank's securities portfolio is scheduled to mature in 2002.

At December 31, 2001, large denomination certificates of deposits accounted for 12% of total deposits. Large denomination CDs are generally more volatile than other deposits. As a result, management continually monitors the competitiveness of the rates it pays on its large denomination CDs and periodically adjusts its rates in accordance with market demands. Significant withdrawals of large denomination CDs may have a material adverse effect on Heartland National Bank's liquidity. Management believes that since a majority of the above certificates were obtained from Bank customers residing in Highlands County, Florida, the volatility of such deposits is lower than if such deposits were obtained from depositors residing outside of Highlands County, as outside depositors are generally more likely to be interest rate sensitive.

Brokered deposits are deposit instruments, such as certificates of deposit, deposit notes, bank investment contracts and certain municipal investment contracts that are issued through brokers and dealers who then offer and/or sell these deposit instruments to one or more investors. As of December 31, 2001, Heartland Bancshares had no brokered deposits in its portfolio.

Management knows of no trends, demands, commitments, events or uncertainties that should result in or are reasonably likely to result in Heartland Bancshares' liquidity increasing or decreasing in any material way in the foreseeable future.

Return on Equity and Assets

Returns on average consolidated assets and average consolidated equity for the year ended December 31, 2001 and 2000 are as follows:

	Year ended December 31,	
	2001	2000
Return on average assets	0.03%	(0.6)%
Return on average equity	(.28%)	(4.2)%
Average equity to average assets ratio	10.0%	13.3%
Dividend payout ratio	0.0%	0.0%

Capital Adequacy

There are now two primary measures of capital adequacy for banks and bank holding companies: (i) risk-based capital guidelines and (ii) the leverage ratio.

The risk-based capital guidelines measure the amount of a bank's required capital in relation to the degree of risk perceived in its assets and its off-balance sheet items. Under the risk-based capital guidelines, capital is divided into two "tiers." Tier 1 capital consists of common shareholders' equity, non-cumulative and cumulative (bank holding companies only) perpetual preferred stock and minority interest. Goodwill is subtracted from the total. Tier 2 capital consists of the allowance for loan losses, hybrid capital instruments, term subordinated debt and intermediate term preferred stock. Banks are required to maintain a minimum risk-based capital ratio of 8.0%, with at least 4.0% consisting of Tier 1 capital.

The second measure of capital adequacy relates to the leverage ratio. The OCC has established a 3.0% minimum leverage ratio requirement. The leverage ratio is computed by dividing Tier 1 capital into total assets. For banks that are not rated CAMELS 1 by their primary regulator, the minimum leverage ratio should be 3.0% plus an additional cushion of at least 1 to 2 percent, depending upon risk profiles and other factors.

The table below illustrates Heartland National Bank's and Heartland Bancshares' regulatory capital ratios at December 31, 2001:

Heartland National Bank	December 31, 2001	Minimum regulatory requirement
Tier 1 risk-based capital ratio	13.4%	4.0%
Total risk-based capital ratio	12.5%	8.0%
Leverage ratio	8.5%	4.0%
Heartland Bancshares – Consolidated		
Tier 1 risk-based capital ratio	13.9%	4.0%
Total risk-based capital ratio	13.0%	8.0%
Leverage ratio	8.8%	4.0%

The above ratios indicate that the capital positions of Heartland Bancshares and Heartland National Bank are sound and that Heartland Bancshares is well positioned for future growth.

Index to Financial Statements

Osburn, Henning and Company

CERTIFIED PUBLIC ACCOUNTANTS, P.A.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Shareholders
Heartland Bancshares, Inc.
Sebring, Florida

We have audited the accompanying consolidated balance sheets of Heartland Bancshares, Inc. and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heartland Bancshares, Inc. and its subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Osburn, Henning and Company

February 8, 2002

617 East Colonial Drive • Orlando, Florida 32803 • (407) 896-8021 • Fax (407) 896-8601
www.osburnhenning.com

HEARTLAND BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

	2001	2000
ASSETS		
Cash and due from banks	$ 2,154,809	$ 1,393,354
Federal funds sold	7,048,988	8,395,000
Total Cash and Cash Equivalents	9,203,797	9,788,354
Securities available for sale	17,282,256	16,078,563
Loans:		
Commercial, financial and agricultural	9,717,593	9,119,116
Real estate - mortgage	17,602,247	5,307,665
Installment and consumer lines	9,232,486	4,268,232
Total Loans	36,552,326	18,695,013
Less: Allowance for loan losses	(393,051)	(235,059)
Net Loans	36,159,275	18,459,954
Property and equipment	2,838,470	2,738,681
Other assets	772,472	876,897
TOTAL ASSETS	$66,256,270	$47,942,449
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits:		
Noninterest-bearing demand	$12,199,835	$ 7,330,714
Savings, NOW and money market	27,068,895	20,220,247
Time deposits under $100,000	13,383,049	9,312,569
Time, $100,000 and over	7,520,124	5,003,349
Total Deposits	60,171,903	41,866,879
Other liabilities	207,362	136,414
Total Liabilities	60,379,265	42,003,293
Commitments and Contingencies (Note 11)		
Shareholders' Equity		
Common stock, $.10 par value, 10,000,000 shares authorized; 652,030 shares issued and outstanding	65,203	65,203
Preferred stock - $.01 par value; 1,000,000 shares authorized; no shares issued or outstanding	-	-
Additional paid-in capital	6,437,152	6,437,152
Retained earnings (deficit)	(690,289)	(706,101)
Accumulated other comprehensive income	64,939	142,902
Total Shareholders' Equity	5,877,005	5,939,156
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$66,256,270	$47,942,449

See notes to financial statements.

HEARTLAND BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2001	2000
Interest Income		
Interest and fees on loans	$ 2,229,644	$ 1,113,661
Interest on securities	914,803	895,485
Interest on federal funds sold	430,602	733,452
Total Interest Income	3,575,049	2,742,598
Interest Expense		
Interest on deposits	1,523,003	1,259,273
Interest on short-term borrowings	5,828	-
Total Interest Expense	1,528,831	1,259,273
Net Interest Income	2,046,218	1,483,325
Provision for Loan Losses	(162,167)	(123,426)
Net Interest Income After Provision For Loan Losses	1,884,051	1,359,899
Noninterest Income		
Service charges and fees	181,345	113,286
Gain on securities	188,223	4,778
Gain on sale of loans	34,950	-
Other income	9,380	10,733
Total Noninterest Income	413,898	128,797
Noninterest Expense		
Salaries and employee benefits	1,088,850	863,143
Occupancy expenses	189,247	182,514
Equipment expenses	210,114	186,397
Other operating expenses	783,655	628,445
Total Noninterest Expense	2,271,866	1,860,499
Income (Loss) Before Income Taxes	26,083	(371,803)
Income Tax Provision (Benefit)	10,271	(143,392)
NET INCOME (LOSS)	$ 15,812	$ (228,411)
NET INCOME (LOSS) PER SHARE	$ .02	$ (.35)
Average Shares Outstanding	652,030	652,030

See notes to financial statements.

HEARTLAND BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock Par Value	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
BALANCE DECEMBER 31, 1999	$ 65,203	$6,437,152	$ (477,690)	$ (9,525)	**$6,015,140**
Comprehensive Income:					
Net loss for 2000	-	-	(228,411)	-	(228,411)
Other comprehensive income:					
Change in unrealized loss on securities available for sale	-	-	-	152,427	152,427
Total Comprehensive Income (Loss)	-	-	-	-	**(75,984)**
BALANCE DECEMBER 31, 2000	65,203	6,437,152	(706,101)	142,902	**5,939,156**
Comprehensive Income:					
Net income for 2001	-	-	15,812	-	15,812
Other comprehensive income:					
Change in unrealized gain on securities available for sale	-	-	-	(77,963)	(77,963)
Total Comprehensive Income (Loss)	-	-	-	-	**(62,151)**
BALANCE DECEMBER 31, 2001	$ 65,203	$6,437,152	$ (690,289)	$ 64,939	**$ 5,877,005**

See notes to financial statements.

HEARTLAND BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2001	2000
OPERATING ACTIVITIES		
Net income (loss)	$ 15,812	$ (228,411)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Deferred income tax provision (benefit)	10,271	(143,392)
Provision for loan losses	162,167	123,426
Depreciation and amortization	222,038	197,621
Gain on sale of securities	(188,223)	-
Net accretion on securities available for sale	(4,735)	(87,646)
Change in year-end balances of:		
Interest receivable	93,751	(339,773)
Interest payable	(21,767)	17,869
Other accounts - net	101,558	(14,353)
Net Cash Provided By (Used In) Operating Activities	390,872	(474,659)
INVESTING ACTIVITIES		
Net funding of loans	(17,861,488)	(13,553,848)
Purchases of securities available for sale	(18,428,544)	(13,196,262)
Sales, maturities and principal collections on securities available for sale	17,296,934	574,686
Acquisition of property and equipment	(287,355)	(261,309)
Net Cash Used In Investing Activities	(19,280,453)	(26,436,733)
FINANCING ACTIVITIES		
Net increase in deposits	18,305,024	21,472,991
Net Cash Provided By Financing Activities	18,305,024	21,472,991
Net Decrease in Cash and Cash Equivalents	(584,557)	(5,438,401)
Cash and Cash Equivalents:		
Beginning of year	9,788,354	15,226,755
End of year	$ 9,203,797	$ 9,788,354
SUPPLEMENTAL DISCLOSURE		
Interest paid	$ 1,550,598	$ 1,241,404
Income taxes paid	$ -	$ -

See notes to financial statements.

HEARTLAND BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATIONAL BACKGROUND AND BASIS OF PRESENTATION

Heartland Bancshares, Inc. (the Company) is a registered bank holding company which was formed to organize and own 100% of a newly-formed national bank, Heartland National Bank (the Bank). The Bank is a nationally-chartered full service, commercial banking institution with its main office in Sebring, Florida and branch offices in Lake Placid and Avon Park, Florida. The Bank opened for business on September 7, 1999.

The accompanying consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and balances have been eliminated.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Comprehensive Income

The Company reports comprehensive income in addition to net income or loss. Comprehensive income is comprised of net income or loss and items of "other comprehensive income". The Bank's only item of other comprehensive income is the unrealized gain or loss on its available for sale investment securities portfolio.

Securities Available for Sale

Securities which are used for asset/liability, liquidity, and other funds management purposes are classified as securities available for sale. These securities have indefinite holding periods and are accounted for on a fair value basis with net unrealized gains and losses included in other comprehensive income.

Amortization and accretion of premiums and discounts are recognized as adjustments to interest income. Realized gains and losses are recognized using the specific identification method.

Loans and Allowance For Loan Losses

Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amounts outstanding except for those classified as nonaccrual loans. The accrual of interest is discontinued when future collection of principal or interest in accordance with the contractual terms may be doubtful.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans and Allowance For Loan Losses (Continued)

The allowance for loan losses is established through a provision for loan losses charged against operations. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans, industry historical loss experience, and other factors.

Loan fees, net of origination costs, are capitalized and amortized as yield adjustments over the respective loan terms. Interest and fees on loans includes loan fees of $84,135 and $51,834 in 2001 and 2000, respectively.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line and accelerated methods over the estimated useful lives of the assets. These lives are summarized as follows:

Asset	Estimated Lives
Buildings	39 years
Land improvements	15 years
Furniture and equipment	5 - 10 years

Maintenance and repairs are charged to operations, and improvements and additions are capitalized.

Computer Software

The Bank has computer software with a cost of $127,664 at both December 31, 2001 and 2000, and a carrying amount of $68,281 and $91,351, respectively. This software, which is included in the caption "Other Assets" on the accompanying balance sheet, is being amortized on the straight-line basis over a three year period. Amortization in 2001 and 2000 was approximately $32,000 and $20,000, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company uses the liability method for accounting for deferred income taxes. This method requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Cash Flow Information

For purposes of the statements of cash flows, the Company considers cash and due from banks and federal funds sold as cash and cash equivalents.

Earnings Per Share

Earnings per share is computed by dividing the net income or loss by the weighted average number of shares of common stock outstanding during the period (652,030 for both 2001 and 2000). Unexercised stock options have not been considered since they would have an immaterial effect in 2001 and an antidilutive effect in 2000.

Other

The Company follows the policy of expensing advertising costs as incurred. Advertising and business development costs charged to operations were approximately $60,381 and $38,872 in 2001 and 2000, respectively.

Reclassifications

Certain items shown in the December 31, 2000 financial statements and footnotes have been reclassified to conform more closely to the 2001 presentation.

NOTE 3 - SECURITIES

Amortized cost and estimated fair value of securities available for sale as of December 31, 2001 are as follows:

	U. S. Treasury Securities	U. S. Government Agencies	Federal Reserve FHLB Stock	Total
Amortized cost	$ 999,636	$15,966,927	$220,050	$17,186,613
Gross unrealized:				
Gains	5,364	117,903	-	123,267
Losses	-	(27,624)	-	(27,624)
Estimated fair value	$1,005,000	$16,057,206	$220,050	$17,282,256

NOTE 3 - SECURITIES (CONTINUED)

Amortized cost and estimated fair value of securities available for sale as of December 31, 2000 are as follows:

	U. S. Treasury Securities	U. S. Government Agencies	Federal Reserve Bank Stock	Total
Amortized cost	$2,494,730	$13,185,914	$181,400	$15,862,044
Gross unrealized:				
Gains	12,434	204,392	-	216,826
Losses	(124)	(183)	-	(307)
Estimated fair value	$2,507,040	$13,390,123	$181,400	$16,078,563

The amortized cost and estimated fair value of securities at December 31, 2001 by contractual maturity, are shown below:

	Securities Available for Sale	
	Amortized Cost	Estimated Fair Value
Due in:		
One year or less	$ 1,222,612	$ 1,232,216
After one through five years	11,199,673	11,285,843
Other securities	4,764,328	4,764,197
	$17,186,613	$17,282,256

Securities with an amortized cost of $11,335,777 were called or sold during 2001 for gross sales proceeds of $11,524,000, resulting in gains of $188,223 and no losses. There were no sales of securities in 2000. Securities with an amortized cost and fair market value of $600,000 and $604,012 at December 31, 2001, respectively, are pledged for public funds.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES AND NON-PERFORMING ASSETS

Activity in the allowance for loan losses during 2001 and 2000 is as follows:

	2001	2000
Beginning balance	$ 235,059	$ 111,633
Provision	162,167	123,426
Net charge-offs	(4,175)	-
Ending balance	$ 393,051	$ 235,059

The Bank had no non-accrual or other non-performing loans at December 31, 2001.

NOTE 5 - PROPERTY AND EQUIPMENT

The components of property and equipment, and the aggregate related accumulated depreciation and amortization at December 31 are as follows:

	2001	2000
Land	$ 969,286	$ 890,786
Buildings and land improvements	1,435,347	1,278,118
Furniture and equipment	832,484	655,234
Branch premises in process	-	125,625
	3,237,117	2,949,763
Less accumulated depreciation and amortization	(398,647)	(211,082)
	$ 2,838,470	$ 2,738,681

Depreciation expense during 2001 and 2000 was $190,070 and $197,621, respectively.

NOTE 6 - DEPOSITS

At December 31, 2001, the scheduled maturities of time certificates of deposit are as follows:

	(In Thousands)
2002	$18,274
2003	1,638
2004	702
2005	87
2006	202

NOTE 7 - SHORT-TERM BORROWINGS

During 2001, the Bank periodically sold securities under repurchase agreements to deposit customers. The borrowings under these agreements are collateralized by securities pledged by the Bank. The amount outstanding under these agreements at December 31, 2001 was $57,547 and the average amount outstanding during 2001 was $302,000. The average interest rate, which is indexed to the Federal Funds target rate, was 1.9% for 2001. Interest expense on these borrowings for 2001 was $5,828. These borrowings are included in the caption "other liabilities" on the accompanying December 31, 2001 balance sheet. There were no short-term borrowings outstanding during 2000 or at December 31, 2000.

NOTE 8 - OTHER OPERATING EXPENSES

The more significant components of other operating expenses are as follows:

	2001	2000
Data and item processing	$ 246,691	$ 168,613
Legal and professional	67,448	137,261
Marketing and business development	60,381	38,782
Stationery and supplies	59,707	84,850
Loan expense	55,158	49,766
Insurance	34,228	26,576

NOTE 9 - INCOME TAXES

Since the Company has incurred tax losses since inception, no current federal or state income tax is due or receivable and, accordingly, no current income tax expense or benefit has been provided. The deferred tax benefit included in 2001 and 2000 operations represents the estimated future tax benefit attributable to cumulative differences between the book and tax bases of assets and liabilities, and to the tax effect of the Company's net operating losses.

The more significant temporary differences and related deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows:

Temporary Differences	2001	2000
Deferred tax on deductible differences:		
Net operating losses	$ 234,700	$ 250,000
Pre-opening and organizational costs	62,100	85,300
Loan loss reserve	112,900	68,300
	409,700	403,600
Deferred tax on taxable differences:		
Property and equipment basis difference	53,079	36,708
Unrealized gain on securities	30,704	73,616
	83,783	110,324
Net asset included in financial statements	$ 325,917	$ 293,276

The difference between the recorded tax benefit and that which might be expected by application of the federal statutory corporate income tax rate of 34% is due primarily to state income tax.

Net operating losses of approximately $725,000 at December 31, 2001 may be carried forward to offset income taxes otherwise payable in future years until their use or expiration in 2019 and 2020.

The Company and the Bank file consolidated income tax returns. Tax is allocated between the entities under a tax sharing agreement on a separate entity basis.

NOTE 10 - LOANS TO RELATED PARTIES

The Bank periodically makes loans to officers and directors, and companies in which they hold a 10 percent or more beneficial ownership. The balance outstanding under these loans at December 31, 2001 and 2000 was $93,725 and $336,520, respectively. These loans were made in the normal course of business at prevailing interest rates and terms.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Financial Instruments With Off-Balance-Sheet Risk

The financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of business to meet the financing needs of customers. These include commitments to extend credit and honor stand-by letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate and liquidity risks in excess of amounts reflected in the balance sheets. The extent of the Bank's involvement in these commitments or contingent liabilities is expressed by the contractual, or notional, amounts of the instruments.

Commitments to extend credit, which amount to approximately $13 million at December 31, 2001, represent legally binding agreements to lend to customers with fixed expiration dates or other termination clauses. Since many commitments are expected to expire without being funded, committed amounts do not necessarily represent future liquidity requirements. The amount of collateral obtained, if any, is based on management's credit evaluation in the same manner as though an immediate credit extension were to be granted.

Stand-by letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. The decision whether to guarantee such performance and the extent of collateral requirements are made considering the same factors as are considered in credit extension. At December 31, 2001, the Bank has outstanding stand-by letters of credit with face amounts of $116,000.

The Bank expects no significant losses to be realized in the performance of its obligations under any of the above instruments.

Concentrations of Credit Risk

The Bank originates residential and commercial real estate loans, agriculture loans, and other consumer and commercial loans primarily in its Highlands County market area. In addition, the Bank may participate in loans originated by other banks or sell loans it originates to other banks. Although the Bank has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay their loans is dependent upon economic conditions in the market areas of its borrowers.

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Use of Estimates in Preparation of Financial Statements

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. For the Company, such estimates significantly affect the amount at which the allowance for loan losses is carried, the amount of the deferred tax assets that are dependent upon future taxable income and the likelihood and timing of realization of such assets, and other factors and amounts entering into the preparation of the financial statements. All such estimates relate to unsettled transactions and events as of the date of the financial statements and, accordingly, upon settlement it is likely that actual amounts will differ from currently estimated amounts.

NOTE 12 - DIVIDEND RESTRICTIONS

The payment of dividends by a national bank is subject to various restrictions set forth by law. Such restrictions generally limit dividends to an amount not exceeding net income for the current and two preceding years, less any dividends paid during such period. In addition, see Note 13 for indirect limitations on the payment of dividends.

NOTE 13 - STOCK OPTION PLAN

The Company's shareholders have approved a stock option plan permitting the granting of options for up to 90,000 shares of the Company's common stock to selected Bank officers and employees, and up to 40,000 shares to the Company's directors.

The activity in the Company's stock options during 2001 and 2000 was as follows:

	2001		2000	
	Options	Exercise Price	Options	Exercise Price
Beginning balance	72,500	$10	70,000	$10
Granted	-	$ -	5,000	$10
Forfeited	-	$ -	(2,500)	$10
Ending balance	72,500	$10	72,500	$10

NOTE 13 - STOCK OPTION PLAN (CONTINUED)

Options granted under the officers' and employees' plan become exercisable 20% in the year of grant, and 20% over each of the next four years. The exercise price of these options is the deemed fair value on the date of grant. Any options not exercised expire ten years after their date of grant. Options granted under the directors' plan have the same terms as the officers' options, except that they vest over a five year period beginning with the first anniversary of the grant date.

Of the options outstanding at each year-end, 34,834 and 19,667 were exercisable at December 31, 2001 and 2000, respectively. The weighted average remaining contractual life at December 31, 2001 is 7.7 years.

Under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (the Standard), the Company is permitted to disclose rather than recognize any material compensation cost associated with its options. Compensation cost for this purpose is based on the fair value of options when granted, as determined using the Black-Scholes option pricing model, accrued in accordance with their vesting schedule. The impact on compensation and on net income or loss for 2001 and 2000, had the Company and the Bank recognized compensation costs associated with these options, would not have been material to either year.

NOTE 14 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). If such minimum amounts and ratios are met, the Bank is considered "adequately capitalized". If a bank exceeds the requirements of "adequately capitalized", and meets even more stringent minimum standards, it is considered "well capitalized". Management believes as of December 31, 2001 and 2000, the Company and the Bank met all capital adequacy requirements to which they were subject.

NOTE 14 - REGULATORY MATTERS (CONTINUED)

The table below shows the total risk-based, Tier I risk-based, and Tier I leverage ratios of the Bank at December 31, 2001 and 2000, and the minimum amounts and ratios needed to meet the definition of "well capitalized".

	Actual		Minimum Amount and Ratio to Remain Well Capitalized	
	Amount (Thousands)	Ratio	Amount (Thousands)	Ratio
As of December 31, 2001:				
Total Capital (to Risk Weighted Assets)				
Consolidated	$5,879	13.9%	$4,225	10.0%
Subsidiary bank	5,680	13.4	4,225	10.0
Tier I Capital (to Risk Weighted Assets)				
Consolidated	5,486	13.0	2,535	6.0
Subsidiary bank	5,287	12.5	2,535	6.0
Tier I Capital (to Average Assets)				
Consolidated	5,486	8.8	3,101	5.0
Subsidiary bank	5,287	8.5	3,101	5.0

	Actual		Minimum Amount and Ratio to Remain Well Capitalized	
	Amount (Thousands)	Ratio	Amount (Thousands)	Ratio
As of December 31, 2000:				
Total Capital (to Risk Weighted Assets)				
Consolidated	$5,738	22.5%	$2,549	10.0%
Subsidiary bank	5,213	20.5	2,549	10.0
Tier I Capital (to Risk Weighted Assets)				
Consolidated	5,503	21.6	1,529	6.0
Subsidiary bank	4,978	19.5	1,529	6.0
Tier I Capital (to Average Assets)				
Consolidated	5,503	12.0	2,283	5.0
Subsidiary bank	4,978	11.0	2,258	5.0

HEARTLAND BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 15 - HEARTLAND BANCSHARES, INC. (PARENT COMPANY - ONLY) FINANCIAL INFORMATION

Condensed Balance Sheets

	December 31, 2001	December 31, 2000
Assets		
Cash and cash equivalents	$ 196,282	$ 519,487
Investment in bank subsidiary, at equity	5,678,009	5,425,102
Deferred tax asset	2,714	-
Total Assets	$5,877,005	$5,944,589
Deferred tax liability	$ -	$ 5,433
Shareholders' Equity	5,877,005	5,939,156
Total Liabilities and Shareholders' Equity	$5,877,005	$5,944,589

Condensed Statements of Operations

	Year Ended December 31, 2001	Year Ended December 31, 2000
Income	$ -	$ -
Expenses:		
Miscellaneous operating expense	23,205	38,847
Income tax benefit	(8,147)	(14,567)
Loss Before Equity in Earnings of Subsidiary	(15,058)	(24,280)
Equity in earnings (loss) of subsidiary	30,870	(204,131)
Net Income (Loss)	$ 15,812	$ (228,411)

NOTE 15 - HEARTLAND BANCSHARES, INC. (PARENT COMPANY - ONLY) FINANCIAL INFORMATION (CONTINUED)

Condensed Statements of Cash Flows

	Year Ended December 31, 2001	2000
Operating Activities:		
Net income (loss)	$ 15,812	$ (228,411)
Deferred income tax	(8,147)	(14,567)
Equity recognition of subsidiary's earnings (loss)	(30,870)	204,131
Net Cash Used In Operating Activities	(23,205)	(38,847)
Investing Activities:		
Investment in bank stock	(300,000)	-
Net Cash Used In Investing Activities	(300,000)	-
Net Decrease in Cash	(323,205)	(38,847)
Cash and Cash Equivalents at:		
Beginning of Year	519,487	558,334
End of Year	$ 196,282	$ 519,487

Directors and Executive Officers

Name	Occupation
James C. Clinard	President and Chief Executive Officer, Heartland Bancshares, Inc. and Heartland National Bank
James B. Belflower	Executive Vice President and Senior Lending Officer, Heartland National Bank
William R. Grigsby	Managing Partner, Southern Farms and Sun Ray Farms
Roger D. Gurganus	Owner, The Tireman, Inc.
William R. Handley	Owner, Homes by Handley, Inc.
Bert J. Harris, III	Partner, Swaine, Harris and Sheehan, P.A. (law firm)
Martha J. Kelley	Chief Financial Officer, Heartland Bancshares, Inc.
Issac G. Nagib	President, Heartland Rehab & Associates
Robert P. Palmer	Owner, Palmer Electric Service, Inc.
Edward L. Smoak	Managing Partner, family citrus and cattle business
S. Allen Skipper	General Surgeon
Malcolm C. Watters, Jr.	Self-employed (citrus industry)
Lawrence B. Wells	President, Wells & Associates Agency, Inc.
Stanley H. Wells	President, Wells Motor company

Other Corporate Information

Corporate Office:	320 U.S. Highway 27 North Sebring, Florida 33870 (863) 386-1300
Subsidiary:	Heartland National Bank Member FDIC
Annual Meeting:	The Company's Annual Meeting of Shareholders will be held April 18, 2002 at 6:00 p.m. at the Sebring, Florida offices of the Company, 320 U.S. Highway 27 North, Sebring, Florida.
Form 10-KSB:	A copy of the Company's 2001 Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission, is available free of charge upon written request to Martha J. Kelley, Chief Financial Officer, Heartland Bancshares, Inc., 320 U.S. Highway 27 North, Sebring, Florida 33870.